111 Congress Avenue, Suite 1400
Austin, TX  78701-4043
512.472.5456

Chauncey M. Lane
Direct: 512.479.1190
Direct fax: 512.226.7223
Chauncey.Lane@huschblackwell.com

February 18, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         SMSA Gainesville Acquisition Corp. (the “Company”)
File No.  000-53803

Ladies and Gentlemen:

On behalf of the Company, we have today filed via EDGAR the Company’s Preliminary Information Statement in connection with actions taken by the written consent of the majority stockholder of the Company.

The Preliminary Information Statement includes a description of amendments to the Company’s articles of incorporation to change the Company’s name to “Titan Rx, Inc.” and to increase the authorized capital stock of the Company to 250,000,000 shares of common stock.

In accordance with Rule 14c-5(c), please be advised that the Company intends to mail the Definitive Information Statement to its security holders on or about February 28, 2014.

If you have any questions or comments, please contact me at 512-472-5456.

Very truly yours,

/s/ Chauncey M. Lane

Chauncey M. Lane